Resolution on Dividend Payment

On 4 August, 2016 at the Board of Directors’ meeting, POSCO resolved to pay the second quarter dividend for fiscal year 2016 as follows:

Declaration of the Second Quarter Dividend for Fiscal Year 2016

Cash Dividend per Share (KRW)	1,500

Dividend Yield (%)	0.8

Record Date	30 June, 2016

Proposed Dividend Payment Date	24 August, 2016

Total Amount of the 2nd Quarter Dividend (KRW)	119,994,286,500